ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)

Management’s Discussion and Analysis
For the Nine Months Ended November 30, 2004

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (formerly, Endeavour Gold Corp.) (the “Company”) should be read in conjunction with the accompanying interim unaudited consolidated financial statements for the nine months ended November 30, 2004 and the audited financial statements for the years ended February 29, 2004 and February 28, 2003, which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of January 26, 2005 unless otherwise indicated.

Background

The Company is a natural resource company engaged in the evaluation, acquisition, exploration, development and exploitation of resource properties. The exploration philosophy of the Company has historically been to identify and to develop resource targets. The Company financed its operating and exploration activities principally by the issuance of common shares.

Previously the Company focused its activities principally in Canada but in fiscal 2004 the Company was more active in seeking properties of merit in Mexico. This culminated in the Company entering into formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico, and their resource properties in Mexico. The acquisitions of the silver-gold mine and the processing plant should allow the Company to become one of the top primary silver producers in the world. An equity financing in the first quarter of fiscal 2005 was completed to provide the financial resources needed for the Company to further develop its business and realize its objectives for its projects and properties in Mexico.

Overall Performance

In May 2004, the Company signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico. Terms of the agreement give the Company the option to pay US$3 million to the vendors and to invest US$1 million in mine exploration and development within one year in order to earn a 51% interest in these operating assets. The balance of the 49% interest can be earned by paying a further US$4 million over the remaining 3 years thereafter to January 2008. In February 2004, the Company advanced US$100,000 to the vendors and, in May 2004, paid US$900,000 to the vendors upon signing of the agreements.

In the second quarter of fiscal 2005, the Company implemented its US$1.1 million Phase 1 exploration program for the Santa Cruz silver-gold mine on two prospective ore zones, North Porvenir and San Guillermo, which are being explored using underground ramps and diamond drilling for the purpose of outlining mineable resources in each zone and to prepare them for production by February 2005. At that time, approximately 2,800 metres of undergound development, including 1,000 metres of ramp access plus related crosscuts, sublevels and raises were expected to be completed in order to explore and to prepare the North Porvenir mine for production. The Company advanced US$425,000 as a loan for the ramp development. To complement the underground exploration program, a 6,000 metre surface drilling program was also implemented for the North Porvenir zone and focused on outlining the mineralization on 50 metre centres so as to better guide the underground development program.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 1

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Management’s Discussion and Analysis
For the Nine Months Ended November 30, 2004
(expressed in Canadian dollars)

In early December 2004, consistently high-grade silver vein mineralization had been outlined by underground sampling in the North Porvenir zone of the Santa Cruz mine. Two sill levels 2308 and 2310 (horizontal tunnels driven along the mineralized vein in preparation for production) returned an average 689 gpt silver (20.1 opt) and 1.30 gpt gold (0.04 opt) over an average 2.97 metre (9.7 feet) horizontal width along a 140 metre (459 feet) strike length, still open to the northwest.

This work is part of the Company’s Phase 1, US$1.1 million exploration program of 14 surface diamond drill holes and 600 metres of underground development to establish an initial resource at, and early cash flows from, the newly discovered North Porvenir mineralized zone. The Company plans to complete this first phase of exploration and development work by January 28, 2005, at which time the Company can acquire a 51% interest in the high grade Santa Cruz mine and the 1,400 tpd Guanacevi processing plant by paying US$2 million.

By the end of December 2004, a total of 1,160 metres of underground development was completed, including 410 metres of a new access ramp, a 161 metre ventilation raise, eleven crosscuts into the vein totalling 141 metres, two sill levels totalling 135 metres and related underground workings. Moreover, an exploration program of 4,160 metres of diamond drilling in 12 holes was completed at the North Porvenir mine; the results are not yet available.

Trial mining is now underway at North Porvenir in order to assess the potential production rate, mining method and metallurgical recovery of this exciting new discovery and to repay the Company’s US $ 425,000 loan, which was used by the current Santa Cruz mine owners to drive the access ramp and related underground workings down into the North Porvenir Zone.

As for the San Guillermo zone, about 100 metres of access ramp were completed and sampling is underway in two prospective ore shoots. This zone is currently producing 50 to 100 tonnes per day of moderate grade ore to the Guanacevi plant.

In addition to the Phase 1 exploration program, the Company also implemented metallurgical testing and mill optimization programs at the Guanacevi processing plant in order to improve recoveries of silver and gold. RDI Resource Development Inc, metallurgical consultants, completed a millsite tour and concluded that the mill and processing equipment was in good condition, plant personnel are highly experienced operators, and a third pump station plus expansion of the tailings pond should increase the reprocessing of old oxidized tailings from 450 tonnes per day to 750 tonnes per day.

Selected Financial Performance

The following table presents selected financial information of the Company for the third quarter ended November 30, 2004:

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 2

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Management’s Discussion and Analysis
For the Nine Months Ended November 30, 2004
(expressed in Canadian dollars)

		Fiscal 2005			Fiscal 2004			Fiscal 2003
	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003	May 31, 2003	Feb 28, 2003

Total revenues	$3,366	$24,381	$12,831	$-	$-	$-	$-	$-

Loss before discontinued
operations and
extraordinary items:
(i) Total	$(454,827)	$(402,895)	$(1,058,279)	$(566,160)	$(84,162)	$(62,255)	$(66,125)	$(85,374)
(ii) Basic per share	$(0.02)	$(0.08)	$(0.07)	$(0.08)	$(0.01)	$(0.02)	$(0.01)	$(0.03)
(iii) Fully diluted
per share	$(0.02)	$(0.02)	$(0.04)	$(0.04)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Net loss:
(i) Total	$(454,827)	$(402,895)	$(1,058,279)	$(566,160)	$(84,162)	$(62,255)	$(66,125)	$(85,374)
(ii) Basic per share	$(0.02)	$(0.08)	$(0.07)	$(0.08)	$(0.01)	$(0.02)	$(0.01)	$(0.03)
(iii) Fully diluted
per share	$(0.02)	$(0.02)	$(0.04)	$(0.04)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

The Company significantly increased its operating and due diligence activities in seeking and acquiring projects in Mexico, as can be supported by commensurate increases in total assets and net losses for the nine months ended November 30, 2004. The lower level of business activities for the same period in the prior fiscal year was attributed to its lack of financial resources which restricted its ability to seek and to research projects of merit.

Results of Operations

Third Quarter of Fiscal 2005 – Nine months ended November 30, 2004 compared with November 30, 2003

The Company incurred a net loss of $1.9 million for the nine months ended November 30, 2004 in contrast to the net loss of $212,500 for the same period in fiscal 2004. In almost all expense categories for the third quarter of fiscal 2005, the Company incurred higher expenses relative to the third quarter of fiscal 2004 reflecting the operating, due diligence and property investigation efforts and other ancillary functions to support the increased corporate and financing and exploration activities of the Company. In the second quarter of fiscal 2005, the Company developed and implemented its Phase 1 US$1.1 million exploration program which continued into the third quarter for its optioned Santa Cruz silver mine which contributed to higher operating expenses for staff and support services. Stock-based compensation expense reflects the granting of 680,000 stock options in the first quarter of fiscal 2005 and a further granting of 200,000 stock options in the third quarter of fiscal 2005. The Company’s property investigation expenses were incurred essentially for seeking properties of merit and further concessions in Mexico. However, lower property investigation efforts were expended in the third quarter of fiscal 2005 than in each of the first two quarters, as the Company focused more on exploration efforts to outline mineable resources in two prospective ore zones in the optioned Santa Cruz mine and to prepare them for production by year-end, rather than just seeking additional properties of merit. The Company incurred a foreign exchange loss of $235,000 in the nine months ended November 30, 2004 of which $177,600 was incurred within the third quarter. Certain accounts of the Company’s wholly owned subsidiary are stated in U.S. dollars, and the U.S. dollar depreciated significantly relative to the Canadian dollar during the nine-month period. The Bank of Canada closing exchange rate for the U.S. dollar was 1.3357 in February 2004, which then depreciated to 1.3130 in August 2004 and then to 1.1860 in November 2004.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 3

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Management’s Discussion and Analysis
For the Nine Months Ended November 30, 2004
(expressed in Canadian dollars)

Through its subsidiary in Mexico, the Company incurred further operating expenses attributable to preliminary ongoing activities related to its acquisition of the Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico. Such expenses include Mexican consulting and professional fees incurred in the acquisitions and in obtaining mining and exploration concessions. Also, expenses were attributable to implementing the Company’s Phase 1 exploration program. As at November 30, 2004, the Company incurred and deferred $729,591 in exploration expenditures to identify mineable resources in two ore zones in the Santa Cruz property.

In July 2003, the Company entered into an agreement to acquire a 100% interest in the San Jose property in Mexico for cash payments of US$300,000 over a four year period. In March 2004, the Company made a cash payment of US$10,000 and incurred $1,192 in exploration related expenditures. The property was written off in the second quarter of fiscal 2005.

The Company’s El Taco property in Mexico was written off in first quarter of fiscal 2005 as the Company determined not to pursue further work on the property.

As at November 30, 2004 and November 30, 2003, the Company has resource properties which were comprised of the following:

			November 30, 2004			November 30, 2003
		Acquisition	Exploration/			Acquisition	Exploration/
		Costs	Development		Total	Costs	Development	Total

Mexico:
Santa Cruz	$		-	$729,591	$729,591	$-	$-	$-
San Jose			-	-	-	-	1,760	1,760
El Taco			-	-	-	-	1,399	1,399

Canada:
Otish Mountain			-	-	-	47,750	3,350	51,100

Other			-	-	-	-	9,615	9,615

	$		-	$729,591	$729,591	$47,750	$16,124	$63,874

In February 2004, the Company signed initial agreements for the acquisitions of the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico, and in May 2004 executed formal option agreements. The operating mine and processing plant would allow the Company to become a silver producer, and such operations should realize revenues and generate cash flows to sustain operations in the near future. The Company is currently implementing its US$1.1 million Phase 1 exploration program to identify potential silver-gold resources in Mexico.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 4

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Management’s Discussion and Analysis
For the Nine Months Ended November 30, 2004
(expressed in Canadian dollars)

Liquidity and Capital Resources

The following table contains selected financial information of the Company’s liquidity:

	Nine Months Ended		Year Ended
	November 30, 2004	November 30, 2003	February 29, 2004

Cash and cash equivalents	$6,511,326	$796,387	$542,868
Working capital	$6,694,869	$735,095	$529,053

The Company had significantly more cash and cash equivalents and working capital at November 30, 2004 than at February 29, 2004 and November 30, 2003. In May 2004, the Company completed a major financing comprised of brokered and non brokered private placements for $9.9 million to finance the acquisition of the operating Santa Cruz silver-gold mine and the Guanacevi mill. The Company engaged Canaccord Capital Corporation and Dundee Securities Corporation to act as Agents in a brokered private placement for 5,022,500 units at $1.60 per unit for gross proceeds of $8 million. Each unit consisted of one common share and one half of one share purchase warrant, with each full warrant giving the holder the right to purchase an additional common share at $2 by October 22, 2005. The Company also completed a non-brokered private placement for 1,175,000 units at the same price and the same terms as the brokered placement for an additional $1.9 million in gross proceeds. The net proceeds from both placements will be used towards the costs of acquisition of the Santa Cruz mine and Guanacevi processing plant, exploration drilling, underground development and production optimization, as well as for working capital.

In addition to a US$1 million investment in mine exploration and development within one year, the Company must make a US$2 million cash payment on January 28, 2005 in order to earn a 51% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant. The balance of the 49% interest can be earned by paying a further US$4 million over the remaining 3 years thereafter to January 2008.

In December 2004, the Company announced a private placement for up to $1.16 million. The financing includes a best efforts brokered private placement for up to 312,500 units at $1.60 per unit for proceeds of $500,000 and a non-brokered private placement for up to 412,500 units at $1.60 per unit for proceeds of $660,000. Each unit is comprised of one common share and one share purchase warrant; each warrant is exercisable to acquire one common share for a two year period at $2.10 in the first twelve months and at $2.30 in the following twelve months thereafter. As at January 25, 2005, the Company had received proceeds of $709,600 from the non-brokered private placement for 443,500 units. This private placement, including the proposed increase in the amount of the non-brokered private placement, has not closed and is subject to the prior approval of the TSX Venture Exchange.

As at November 30, 2004, the Company acquired silver doré bars at a cost of US$50,000 representing about 5,990 ounces of silver and 42 ounces of gold. At January 25, 2005, the silver doré bars have a market value of about US$57,700.

Transactions with Related Parties

For nine months ended November 30, 2004, the following transactions involve related parties:

(a)	Management compensation of $83,604 was paid to the President of the Company and $55,200 in fees were charged by a director.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 5

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Management’s Discussion and Analysis
For the Nine Months Ended November 30, 2004
(expressed in Canadian dollars)

(b)	Rent of $13,500 was incurred and paid to a company with certain common directors.

(c)

In May 2004, two directors of the Company participated in the private placement for a total of 480,000 units, and a company with a common director and a common officer participated in the private placement for 400,000 units.

(d)

The amounts due from (to) related parties as at November 30, 2004 represents amounts owed by (to) companies with certain common director(s), which do not bear any interest and provide for no specific terms of repayment.

(e)

At November 30, 2004, the Company paid $4,000 to directors as compensation to them for being members of the Board of Directors in which each director of the Company is paid a fee of $1,000 per quarter.

Outstanding Share Data

The Company’s authorized share capital comprises of unlimited common shares without par value.

Changes in the Company’s share capital for nine months ended November 30, 2004 were as follows:

	Number
	of Shares	Amount

Balance, February 29, 2004	11,131,550	$5,461,867
Issued during the period:
For cash from private placements	6,197,500	9,070,189
For cash from exercise of stock options	220,000	41,720
For cash from exercise of warrants	1,950,000	383,500
For agents' fee and corporate finance fees	44,219	70,748
Balance, November 30, 2004	19,543,269	$15,028,024

Outlook

The acquisitions in Mexico coupled with the completion of the $9.9 million financing in May 2004 have provided exciting opportunities for the Company as it becomes an operating entity as opposed to an exploration one. The Company now has the financial resources to satisfy commitments pursuant to the option agreements in the acquisition of the operating Santa Cruz silver-gold mine and the Guanacevi mill, and for exploration drilling, underground development and production optimization, in which such exploration is currently being undertaken.

The equity capital provided from the brokered and non-brokered private placement as announced in December 2004 will provide further financial resources to the Company to realize its operating, mining and exploration objectives in the coming fiscal year for its mine and mill in Mexico.

These acquisitions and equity financings will allow the Company to proceed towards becoming a primary silver producer in the world.

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